November 6, 2018

James R. Fitterling
Chief Executive Officer
Dow Holdings Inc.
2211 H.H. Dow Way
Midland, Michigan 48674

       Re: Dow Holdings Inc.
           Amendment No. 1 to Form 10-12B
           Filed October 19, 2018
           File No. 001-38646

Dear Mr. Fitterling:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Amendment 1 to Form 10-12B filed October 19, 2018

Supplemental Pro Forma Segment Results for Dow, page 90

1. We note your response to prior comment 14; however, please revise your table of
       Adjusted Significant Items to include footnote references similar to DowDuPont's presentation in Note 24 of its Form 10-K for the fiscal year ended December 31, 2017.
       Please also explain differences between amounts presented in the table and other disclosures in the filing, for example, we assume differences related to the gain from the
       Dow Silicones ownership restructure are due to a portion of the gain being allocated to the discontinued businesses.
 James R. Fitterling
Dow Holdings Inc.
November 6, 2018
Page 2
Historical Financial Statements, page F-1

2. We note your response to prior comment 18. In light of the fact that you will reflect the businesses to be divested as discontinued operations in conjunction with the proposed spin-off, it appears segment disclosures would enable shareholders to better evaluate the operations to be retained relative to the operations to be divested. Please tell us if or how you considered this in your assessment.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or
Anne
McConnell, Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff Attorney, at
(202) 551-7844 or Amanda Ravitz, Assistant Director, at (202) 551-3412 with any other questions.



                                                              Sincerely,

FirstName LastNameJames R. Fitterling                         Division of
Corporation Finance
                                                              Office of
Manufacturing and
Comapany NameDow Holdings Inc.
                                                              Construction
November 6, 2018 Page 2
cc:       Sachin Kohli
FirstName LastName